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| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[X] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

                          News America Incorporated(1)
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                          1211 Avenue of the Americas
--------------------------------------------------------------------------------
                                   (Street)

                            New York, New York 10036
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

                                              EchoStar Communications
2.  Issuer Name and Ticker or Trading Symbol  Corp. (DSH)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                      8/01
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)
    ----------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    _____ Form filed by One Reporting Person

    __X__ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,  8/30/01    S              8,000,000      D        $28.00      18,021,168(2)            D
par value $.01 per
share
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

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                    Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
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
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
Explanation of Responses:

(1) Pursuant to Instruction 4(b)(v), this Form 4 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. News America Incorporated ("NAI") has been designated to make the filing of this Form 4.

(2) The 18,021,168 shares of Class A Common Stock of the issuer reported as beneficially owned are directly owned by NAI. The News Corporation Limited ("News Corporation"), as a person who may be deemed to control NAI, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation, and may therefore be deemed to indirectly beneficially own such shares of NAI. The Reporting Persons, other than NAI, disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 16 or any other purpose.

                            NEWS AMERICA INCORPORATED

                              /s/ Arthur M. Siskind          September 10, 2001

                         -------------------------------    --------------------
                         **Signature of Reporting Person             Date
                           Arthur M. Siskind
                           Senior Executive Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
  Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information

         Name: The News Corporation Limited
         Address:    2 Holt Street
                     Sydney, New South Wales 2010
                     Australia

         Designated Filer: News America Incorporated
         Date of Event Requiring Statement: 8/30/01
         Issuer and Ticker or Trading Symbol: EchoStar Communications Corporation ("DISH")
         Signature:   THE NEWS CORPORATION LIMITED
                      By: /s/ Arthur M. Siskind
                         ----------------------------
                          Name:  Arthur M. Siskind
                          Title: Director


         Name: K. Rupert Murdoch

         Address:    10201 West Pico Boulevard
                     Los Angeles, CA 90035

         Designated Filer: NEWS AMERICA INCORPORATED
         Date of Event Requiring Statement: 8/30/01
         Issuer and Ticker or Trading Symbol: EchoStar Communications Corporation ("DISH")
         Signature:

                                      *
                         ----------------------------
                              K. Rupert Murdoch




         *By:  /s/ Arthur M. Siskind
              ------------------------------
              Arthur M. Siskind
              Attorney-in-Fact